TAHOE RESOURCES REPORTS STRONG FIRST PRODUCTION YEAR
Company Releases Audited Financials for 2014

VANCOUVER, British Columbia – March 11, 2015 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) today reported financial and operational results for the fourth quarter and the year ending December 31, 2014, with the Company completing its first year of commercial production at the Escobal mine.

Highlights for Q4 2014 and the year ending December 31, 2014 are (all amounts in U.S. dollars unless otherwise stated):

  Silver produced in concentrate was 5.2 million ounces and 20.3 million ounces during the fourth quarter and year ended December 31, 2014, respectively.
  Revenue generated from concentrate sales was $65.4 million and $350.3 million for the fourth quarter and year ended December 31, 2014, respectively. Fourth quarter revenues were impacted by a large year-end inventory of concentrate which is being sold in the first quarter of 2015. Additionally, provisional pricing and sales adjustments negatively impacted revenue and resulted in a realized price of $14.99 per ounce of silver in the fourth quarter, compared to an average LBMA price of $16.50.
  Total cash cost per silver ounce produced net of byproduct credits for the fourth quarter and year ended December 31, 2014 was $6.26 and $6.37, respectively.
  All-in sustaining cost per silver ounce produced net of byproduct credits for the fourth quarter and year ended December 31, 2014 was $9.09 and $9.15, respectively. Net earnings attributable to common shareholders amounted to $9.8 million and $90.8 million for the fourth quarter and year ended December 31, 2014 or $0.07 and $0.62 basic earnings per share, respectively.
  After-tax realizable value of year-end concentrate inventories in excess of normal levels ranged between $12 and $15 million. This equates to a range $0.08 to $0.10 per share in unrealized earnings for the fourth quarter and year ended December 31, 2014.
  Net cash provided by operating activities was $17.8 million and $119.3 million for the fourth quarter and year ended December 31, 2014, respectively.
  Cash and cash equivalents at December 31, 2014 were $80.4 million.
  Mill throughput during the fourth quarter totaled 319,632 tonnes and averaged 3,474 tonnes per day (tpd) while totals for the year were 1.25 million tonnes and averaged 3,413 tpd.
  The Company reported its first Proven and Probable Mineral Reserve estimates with the publication of a NI 43-101 Feasibility Study released November 5, 2014.
  The Company drew and repaid $25 million of its debt facility during the year.
  The Board of Directors approved a monthly dividend of $0.02 per share commencing in December 2014.

These results reflect final year-end adjustments, and, to the extent they differ, supercede those provided in the February 17, 2015 press release which reported select preliminary unaudited financial information for 2014.

2015 Guidance
Mine and mill production are expected to increase from 3500 tpd in the first half of the year to 4500 tpd in the second half of 2015. Mine development and plant infrastructure projects to support the increase will result in higher capital spending in the first two quarters of the year. Statutory and voluntary royalty payments were made to local and regional municipalities and the central Guatemalan government in January 2015 for business settled in the second half of 2014. The Company plans to pay down the remaining $50 million of short-term debt in June and expects to continue paying the monthly dividend that commenced in December of last year. As a result of the timing of these expenditures, free cash flow and cash balance are expected to grow at a faster rate in the second half of the year compared to the first half.

Production and cost guidance are as follows:

2015 Silver Production	18-21 moz
Total cash cost per silver oz produced net of byproduct credits[1]	$6.35 - $8.25
All-in sustaining cost per silver oz produced net of byproduct credits (AISC)	$9.75 - $11.50
Sustaining capital[1]	$30 - $35 million
Expansion capital	$15 million
Exploration expense[1]	$2.5 million
Corporate G & A (excludes non-cash compensation)[1]	$20 - 25 million

Notes:

1.

See Cautionary Notes and Forward-Looking Statements.
Assumes the following metals prices: $1,300/oz gold; $1,984/tonne lead; $2,315/tonne zinc. Assumes payable byproduct metal production: 11,300 ozs gold; 9,452 tonnes lead; 14,453 tonnes zinc. Byproduct credits per ounce of silver: gold $0.75; lead $0.95; zinc $1.70; Total $3.40. All per ounce costs are based on silver ounces contained in concentrates unless otherwise noted. 2015 Guidance figures presented are for the Escobal mine and do not include the impact of the Rio Alto Arrangement.

Escobal operations began optimizing operating performance and costs in the last quarter of 2014 and will continue these initiatives in 2015. Exploration is turning to regional programs in the Escobal district during 2015.

Tahoe Resources and Rio Alto Mining to Combine
On February 9, 2015, Tahoe and Rio Alto announced that they have entered into an arrangement to combine their respective businesses to create a leading intermediate precious metals producer.

On February 26, 2015, in accordance with TSX rules, Tahoe obtained written approval from its shareholders with ownership, control or direction over more than 50 percent of the outstanding shares for the issuance of shares under the arrangement. The plan of arrangement is expected to close in early April 2015, subject to certain closing conditions, regulatory approvals and the approval of at least 66.67 percent of Rio Alto’s shareholders.

Conference Call

Tahoe’s senior management will host a conference call to discuss the 2014 results on Thursday, March 12, 2015, at 8:00 a.m. PDT. To join the call, please dial 1-800-319-4610 (toll free from Canada and the U.S.) or 604-638-5340 (from outside Canada and the U.S.). A recording of the call will be available later that day at www.tahoeresourcesinc.com/investors. Complete financial results, the Company’s management discussion and analysis, and other filings will be filed on SEDAR (www.sedar.com) and the Company’s website (www.tahoeresourcesinc.com).

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Qualified Person Statement

This news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101.

Cautionary Notes

The Company has included certain non-Generally Accepted Accounting Principles (GAAP) financial measures throughout this document. “Total Cash Cost” was divided by the number of silver ounces contained in concentrate to calculate per ounce figures. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company’s primary business is silver production with other metals (gold, lead and zinc) produced simultaneously in the mining process. The value of these metals represents a low percentage of the Company’s revenue and is considered byproduct. When deriving the production costs associated with an ounce of silver, the Company deducts byproduct credits from gold, lead and zinc sales, which are incidental to producing silver. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of byproduct credits on the Company’s cost structure and its ability to generate cash flow, as well as a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

The Company reports total production costs and total cash costs on a silver ounces produced basis. The Company follows the recommendation of the Silver Institute, a nonprofit international association with membership from across the breadth of the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. The production cost standard is the generally accepted standard of reporting cash costs of production by precious metal mining companies.

The Company has also adopted the reporting of all-in sustaining costs per silver ounce produced as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning, and the Company has utilized an adapted version of the guidance released by the World Gold Council. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver from its operation and provides additional information about the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

Total cash cost per silver ounce produced before byproduct credits was $8.47 and $8.97 for the fourth quarter and year ended December 31, 2014, respectively. Gold, lead and zinc byproduct credits were calculated as follows:

		Three Months Ended				Year Ended
		December 31, 2014				December 31, 2014
			Total	Credit per			Total	Credit per
	Quantity	Unit Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Gold Ounces	1,567	$1,198	$1,878	$0.36	8,361	$1,258	$10,518	$0.52
Lead Tonnes	1,818	$1,754	$3,188	$0.61	9,131	$2,053	$18,747	$0.92
Zinc Tonnes	3,068	$2,112	$6,481	$1.24	10,652	$2,220	$23,652	$1.16

Total cash costs and cash costs per ounce of produced silver, net of byproduct credits for 2015 guidance are calculated as follows:

Total cash costs per ounce before byproduct credits	$9.75
Less gold credit	746.94
Less lead credit	0.95
Less zinc credit	1.70
Total cash costs per ounce net of byproduct credits	$(739.84)

Gold, lead and zinc byproduct credits are calculated as follow s:

	Quantity	Price	Total Credit	Credit Per ounce
Gold Ounces	11,300	$1,300	$14,690,000	$746.94
Lead Tonnes	9,452	$1,984	$18,753	$0.95
Zinc Tonnes	14,453	$2,315	$33,456	$1.70

($000's) except per ounce or tonne information
Credit calculation for base case of the range
All per ounce costs are based on silver ounces contained in concentrates, unless otherw ise noted.

These non-GAAP financial measures may be calculated differently by other companies as a result of the underlying accounting principles and policies applied.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to Tahoe’s 2015 production and cost forecast including Tahoe’s plans to 1) increase production from 3500 tpd in the first half of the year to 4500 tpd in the second half; 2) optimize operating performance and costs; 3) pay down the debt facility by June; and 4) close the Plan of Arrangement with Rio Alto in April. Total cash cost and AISC projections include a number of forward-looking assumptions including implementation of a new royalty law, lower current prices of byproduct metals, estimated timing of power supply, budgeted cost of consumables including diesel fuel and cement and effectiveness and timing of cost saving initiatives.

Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to continue paying municipal royalties in light of new royalty legislation, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe and effective manner, and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, legislative changes that impact mining operations in Guatemala, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, the timing and possible outcome of pending litigation, cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current Annual Information Form available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807